APPENDIX A

TO

Master Custodian Agreement

Dated as of November 16, 2018

(Updated as of December 31, 2019)

Management Investment Companies Registered with the SEC and Portfolios thereof, If Any

The Advisors' Inner Circle Fund III

Aperture Discover Equity Fund (f/k/a Aperture Small Cap Opportunities Fund)

Aperture Endeavour Equity Fund

Aperture New World Opportunities Fund